SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 4)*
                            -------------------------

              INTEGRATED RESOURCES HIGH EQUITY PARTNERS, SERIES 85
                       (Name of Subject Company [Issuer])

                             OLYMPIA INVESTORS, L.P.
                                OLYMPIA-GP, INC.
                       AMERICAN REAL ESTATE HOLDINGS, L.P.
                        AMERICAN PROPERTY INVESTORS, INC.
                                  CARL C. ICAHN
                             MILLENIUM FUNDING CORP.
                           MILLENIUM FUNDING II CORP.
                             PRESIDIO CAPITAL CORP.
                          PRESIDIO HOLDING COMPANY, LLC
                   NORTHSTAR PRESIDIO MANAGEMENT COMPANY, LLC
                            NORTHSTAR OPERATING, LLC
                         NORTHSTAR CAPITAL PARTNERS, LLC
                        NORTHSTAR CAPITAL HOLDINGS I, LLC
                                 DAVID HAMAMOTO
                                W. EDWARD SCHEETZ
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

Bonnie D. Podolsky                          Edward W. Kerson
Gordon Altman Butowsky                      Proskauer Rose LLP
Weitzen Shalov & Wein                       1585 Broadway
114 West 47th Street                        New York, New York  10036
New York, New York  10036                   (212) 969-3000
(212) 626-0800
-----------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Bidder)

Calculation of Filing Fee

-----------------------------------------------------------------
Transaction                                          Amount of
Valuation*: $5,700,000                      Filing Fee: $1,140
-----------------------------------------------------------------
         *For purposes of calculating the filing fee only.  This
amount assumes the purchase of 60,000 Units of the subject company for $95.00 per Unit in cash.
-----------------------------------------------------------------
         [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,040 (based upon prior transaction valuation of $15,200,000, calculated for purposes of the filing fee, assuming the purchase of 160,000 Units of the subject company for $95.00 per Unit in cash)
Form or Registration No.: Schedule 14D-1
Filing Party: Olympia Investors, L.P., Olympia-GP, Inc., American Real Estate Holdings, L.P., American Property Investors, Inc., Carl C. Icahn
Dated Filed: March 12, 1998

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 14D-1
                                (Amendment No. 4)

CUSIP No.  None


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Olympia Investors, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                  (a)  /x/
                  (b)  / /

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  AF; WC

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)              / /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  N/A

8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES (See Instructions)                   / /


9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  N/A

10       TYPE OF REPORTING PERSON (See Instructions)
                  PN

                                 SCHEDULE 14D-1
                                (Amendment No. 4)

CUSIP No.  None


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Olympia-GP, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                  (a) /x/
                  (b) / /

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  AF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)              / /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  N/A

8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES (See Instructions)                   / /


9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  N/A

10       TYPE OF REPORTING PERSON (See Instructions)
                  CO

                                 SCHEDULE 14D-1
                                (Amendment No. 4)

CUSIP No.  None


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  American Real Estate Holdings, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                  (a)  /x/
                  (b)  / /

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  WC

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)              / /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  N/A

8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES (See Instructions)          / /


9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  N/A

10       TYPE OF REPORTING PERSON (See Instructions)
                  PN

                                 SCHEDULE 14D-1
                                (Amendment No. 4)

CUSIP No.    None


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  American Property Investors, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                  (a)  /x/
                  (b)  / /

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  AF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)              / /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  N/A

8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES (See Instructions)          / /


9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  N/A

10       TYPE OF REPORTING PERSON (See Instructions)
                  CO

                                 SCHEDULE 14D-1
                                (Amendment No. 4)

CUSIP No.   None


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Carl C. Icahn

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                  (a)  /x/
                  (b)  / /

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  AF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)              / /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,657 Units

8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES (See Instructions)          / /


9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  0.4%

10       TYPE OF REPORTING PERSON (See Instructions)
                  IN

                                 SCHEDULE 14D-1
                                (Amendment No. 4)

CUSIP No.  None


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Millenium Funding Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                  (a)  /x/
                  (b)  / /

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  AF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)              / /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  92

8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES            (See Instructions)        / /


9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  0.0%

10       TYPE OF REPORTING PERSON (See Instructions)
                  CO

                                 SCHEDULE 14D-1
                                (Amendment No. 4)

CUSIP No.  None


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Millenium Funding II Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                  (a)  /x/
                  (b)  / /

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  AF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)              / /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  38,432

8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES            (See Instructions)                 / /


9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  9.6%

10       TYPE OF REPORTING PERSON (See Instructions)
                  CO

                                 SCHEDULE 14D-1
                                (Amendment No. 4)

CUSIP No.  None


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Presidio Capital Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                  (a)  /x/
                  (b)  / /

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  WC

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)              / /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  British Virgin Islands

7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  38,524

8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES            (See Instructions)                 / /


9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  9.6%

10       TYPE OF REPORTING PERSON (See Instructions)
                  HC

                                 SCHEDULE 14D-1
                                (Amendment No. 4)

CUSIP No.  None


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Presidio Holding Company, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                  (a)  /x/
                  (b)  / /

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  WC

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)              / /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  38,524

8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES            (See Instructions)                 / /


9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  9.6%

10       TYPE OF REPORTING PERSON (See Instructions)
                  HC

                                 SCHEDULE 14D-1
                                (Amendment No. 4)

CUSIP No.  None


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  NorthStar Presidio Management Company, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                  (a)  /x/
                  (b)  / /

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  AF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)              / /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  38,524

8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES            (See Instructions)                 / /


9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  9.6%

10       TYPE OF REPORTING PERSON (See Instructions)
                  OO

                                 SCHEDULE 14D-1
                                (Amendment No. 4)

CUSIP No.  None


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  NorthStar Operating, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                  (a)  /x/
                  (b)  / /

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  AF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)              / /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  38,524


8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES            (See Instructions)                 / /


9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  9.6%

10       TYPE OF REPORTING PERSON (See Instructions)
                  OO

                                 SCHEDULE 14D-1
                                (Amendment No. 4)

CUSIP No.  None


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  NorthStar Capital Partners, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                  (a)  /x/
                  (b)  / /

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  AF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)              / /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  38,524

8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES            (See Instructions)                 / /


9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  9.6%

10       TYPE OF REPORTING PERSON (See Instructions)
                  OO

                                 SCHEDULE 14D-1
                                (Amendment No. 4)

CUSIP No.  None


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  NorthStar Capital Holdings I, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                  (a)  /x/
                  (b)  / /

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  AF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)              / /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  38,524


8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES            (See Instructions)                 / /


9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  9.6%


10       TYPE OF REPORTING PERSON (See Instructions)
                  HC

                                 SCHEDULE 14D-1
                                (Amendment No. 4)

CUSIP No.  None


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  David Hamamoto

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                  (a)  /x/
                  (b)  / /

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  AF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)              / /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  38,524


8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES            (See Instructions)                 / /


9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  9.6%


10       TYPE OF REPORTING PERSON (See Instructions)
                  IN

                                 SCHEDULE 14D-1
                                (Amendment No. 4)

CUSIP No.  None


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  W. Edward Scheetz

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                  (a)  /x/
                  (b)  / /

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  AF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)              / /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  38,524


8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES            (See Instructions)                 / /


9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  9.6%

10       TYPE OF REPORTING PERSON (See Instructions)
                  IN

                        AMENDMENT NO. 4 TO SCHEDULE 14D-1

         This  Amendment  No. 4  amends  and s the  Tender  Offer  Statement  on
Schedule 14D-1 originally filed with the U.S. Securities and Exchange Commission on March 12, 1998 (the "Schedule") by Olympia Investors, L.P., Olympia-GP Inc., American Real Estate Holdings, L.P., American Property Investors, Inc. and Carl
C. Icahn. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Offer to Purchase dated March 12, 1998 (the "Offer to Purchase") and the Assignment of Partnership Interest as amended through May 22, 1998 (the "Amended Assignment"). Reference to the "Supplement" in this Amendment No. 4 shall mean the Supplement to the Offer to Purchase dated May 22, 1998 (the "Supplement"), which Supplement is filed herewith as Exhibit (a)(5).


Item 1.  Security and Subject Company.

         The first sentence of Item 1(b) is hereby amended to read in its entirety as follows:

         (b) This Schedule relates to the offer by Olympia Investors, L.P., a Delaware limited partnership (the "Purchaser"), to purchase up to 60,000 of the issued and outstanding Units of Limited Partnership Interest ("Units") of the Partnership at a purchase price of $95.00 per Unit, net to the seller in cash (the "Purchase Price"), without interest, less the amount of any distributions declared or made with respect to the Units (other than distributions of Adjusted Cash from Operations, as defined in the Partnership's partnership agreement) between March 12, 1998 and the date of payment of the Purchase Price by the Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase, the Amended Assignment and the Supplement. The Offer to Purchase was previously filed as Exhibit (a)(1) to this Schedule and the Amended Assignment and the Supplement are filed herewith as Exhibits (a)(7) and (a)(5), respectively. Information concerning the number of Units outstanding is set forth in the "INTRODUCTION" to the Offer to Purchase and is incorporated herein by reference.

Item 2.  Identity and Background.

         Item 2(a)-(d) is hereby amended to read in its entirety as follows:

         (a)-(d) The Purchaser is a Delaware limited partnership, the general partner of which is Olympia-GP Inc., a Delaware corporation which is wholly-owned by American Real Estate Holdings, L.P., a Delaware limited partnership ("AREH"), and the sole limited partner of which is AREH. The general partner of AREH is American Property Investors, Inc. ("API"), a Delaware corporation which is wholly-owned by Carl C. Icahn, and the sole limited partner of AREH is American Real Estate Partners, L.P., a Delaware limited partnership.

         This statement is also being filed by Millenium Funding Corp., a Delaware corporation ("MFC"), Millenium Funding II Corp., a Delaware corporation ("MFC II"), Presidio Capital Corp., a British Virgin Islands corporation ("Presidio"), Presidio Holding Company, LLC, a New York limited liability company ("PHC"), NorthStar Presidio Management Company, LLC, a Delaware limited liability company ("NP Management"), NorthStar Operating, LLC, a Delaware limited liability company ("NorthStar"), NorthStar Capital Partners, LLC, a Delaware limited liability company ("NCP"), NorthStar Capital Holdings I, LLC, a Delaware limited liability company ("NCHI"), W. Edward Scheetz and David
Hamamoto (collectively, the "Presidio Bidders"), with respect to the Units beneficially owned by the Presidio Bidders.

         Each of MFC and MFC II is a direct or indirect wholly-owned subsidiary of Presidio. The principal business and office address of each of MFC and MFC II is 411 West Putnam Avenue, Greenwich, CT 06830, and of Presidio is c/o Hemisphere Management Limited, 9 Church Street, Hamilton HM DX, Bermuda.

         PHC, which holds approximately 67.7% of the outstanding shares of Presidio, is a New York limited liability company whose principal business and office address is 527 Madison Avenue, 17th Floor, New York, New York 10022. The members of PHC are NorthStar, which holds a 99% interest in PHC, and Polaris Operating, LLC ("Polaris"), which holds a 1% interest. NorthStar and Polaris also own 99% and 1%, respectively, of NP Management, whose principal business and office address is 411 West Putnam Avenue, Suite 270, Greenwich, Connecticut 06830.

         Each of NorthStar and Polaris is a Delaware limited liability company whose principal business and office address is

527 Madison Avenue, 17th Floor, New York, New York 10022. Polaris has two members, NorthStar, which holds a 99% interest, and Sextant Operating Corp., a Delaware corporation ("Sextant"), which holds a 1% interest. The principal business and office address of Sextant is 527 Madison Avenue, 17th Floor, New York, New York 10022.

         NorthStar has two members, NCP, which holds a 99% interest, and NCHI, which holds a 1% interest. Each of NCP and NCHI is a Delaware limited liability company whose principal business and office address is 527 Madison Avenue, 17th Floor, New York, New York 10022. The members of NCP are NCHI, which holds a
74.75% interest, and NorthStar Capital Holdings II, LLC, a Delaware limited liability company ("NCHII"), which holds a 25.25% interest. The principal business and office address of NCHII is 527 Madison Avenue, 17th Floor, New York, New York 10022.

         NCHI has two members, W. Edward Sheetz and David Hamamoto, each of whom holds a 50% interest. Mr. Scheetz and Mr. Hamamoto are each U.S. citizens whose business address is 527 Madison Avenue, 17th Floor, New York, New York 10022.

         For certain information concerning Presidio and the executive officers and directors of MFC, MFC II, Presidio, PHC, NP Management, Polaris, Sextant, NorthStar, NCP, NCHI and NCHII, see Schedule I of the Supplement.

         None of the Presidio Bidders nor, to the best of each Presidio Bidder's knowledge, any person listed on Schedule I has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The information set forth in Section 10 ("Information Concerning the Purchaser and Certain Affiliates of the Purchaser") of the Offer to Purchase, as amended and supplemented by the Supplement and Schedule I thereto, and Schedule I of the Offer to Purchase is incorporated herein by reference.


Item 3.  Past Contacts, Transactions or Negotiations with the
         Subject Company.

         Item 3 is hereby amended to read in its entirety as follows:

         (a)         None.

         (b) The information set forth in Section 8 ("Future Plans of the Purchaser") and Section 12 ("Background of the Offer") of the Offer to Purchase, as amended and supplemented by the Supplement, including Schedule I thereto, is incorporated herein by reference.


Item 4.  Source and Amount of Funds or Other Consideration.

         Item 4(a) is hereby amended to read in its entirety as follows:

         (a) The  information set forth in Section 11 ("Source of Funds") of the
Offer  to  Purchase,   as  amended  and  supplemented  by  the  Supplement,   is
incorporated herein by reference.


Item     5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

         Item 5(a)-(c) is hereby amended to read in its entirety as follows:

         (a)-(c) The information set forth in Section 8 ("Future Plans of the Purchaser") of the Offer to Purchase, as amended and supplemented by the Supplement, including Schedule III thereto, is incorporated herein by reference.


Item 6.  Interest in Securities of the Subject Company.

         Item 6 (a)-(b) is hereby amended to read in its entirety as follows:

         (a)-(b) The information set forth in the Introduction and Section 10 ("Information Concerning the Purchaser and Certain Affiliates of the Purchaser") of the Offer to Purchase, as amended and supplemented by the Supplement, including Schedule II thereto, is incorporated herein by reference.

Item 7.  Contracts, Arrangements, Understandings or
         Relationships with Respect to the Subject Company's
         Securities.

         Item 7 is hereby amended to read in its entirety:

         The information set forth in Section 12 ("Background of the Offer") of the Offer to Purchase, as amended and supplemented by the Supplement, including
Schedule II thereto, is incorporated herein by reference.


Item 10. Additional Information.

         Item 10(f) is hereby amended to read in its entirety as follows:

         (f) Reference is hereby made to the Offer to Purchase, which was previously filed as Exhibit (a)(1) to this Schedule, and the Supplement, including the Schedules thereto, and the Amended Assignment, which are filed herewith as Exhibits (a)(5) and (a)(7), respectively, and which are incorporated herein in their entirety by reference.


Item 11. Materials to Be Filed as Exhibits.

         The following documents are filed as exhibits to this Amended Schedule 14D-1:

         (a)(5)            Supplement to Offer to Purchase dated May 22,
                           1998.

         (a)(6) Amendment No. 1, dated May 20, 1998, to Agreement dated March 6, 1998, among the Purchaser AREH and Presidio.

         (a)(7)            Assignment of Partnership Interest, as
                           amended through May 22, 1998.

         (a)(8) Cover Letter dated May __, 1998 from Olympia Investors, L.P. to the holders of the Units.

         (a)(9) Power of Attorney dated May 20, 1998 from Carl C. Icahn to Theodore Altman.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 22, 1998


OLYMPIA INVESTORS, L.P.                      OLYMPIA GP-INC.

By: OLYMPIA GP-INC.,
      its general partner                    By: /s/ Martin Hirsch
                                                 ---------------------
                                                 Name:  Martin Hirsch
                                                 Title: Vice President
By: /s/ Martin Hirsch
    -----------------------
    Name:  Martin Hirsch
    Title: Vice President



AMERICAN REAL ESTATE HOLDINGS, L.P.

By: AMERICAN PROPERTY INVESTORS, INC.,
      its general partner


By: /s/ Martin Hirsch
    -----------------------
    Name:  Martin Hirsch
    Title: Vice President



AMERICAN PROPERTY INVESTORS, INC.


By: /s/ Martin Hirsch
    -----------------------
    Name:  Martin Hirsch
    Title: Vice President

   /s/ Theodore Altman
   ------------------------
         CARL C. ICAHN
By:  Theodore Altman as
       Attorney-in-fact

         [Signature Page for Integrated Resources High Equity Partners,
                                   Series 85,
                           Schedule 14D-1, Amd. No. 4]

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 22, 1998


MILLENIUM FUNDING CORP.                MILLENIUM FUNDING II CORP.

By: /s/ Allan B. Rothschild            By: /s/ Allan B. Rothschild
    ---------------------                  ---------------------
    Name: Allan B. Rothschild              Name: Allan B. Rothschild
    Title: Authorized Signatory            Title: Authorized Signatory


PRESIDIO CAPITAL CORP.                 PRESIDIO HOLDING COMPANY, LLC

By: /s/ Allan B. Rothschild            By: /s/ Allan B. Rothschild
    ---------------------                  ---------------------
    Name: Allan B. Rothschild              Name: Allan B. Rothschild
    Title: Authorized Signatory            Title: Authorized Signatory


NORTHSTAR PRESIDIO MANAGEMENT          NORTHSTAR OPERATING, LLC
  COMPANY, LLC

By: /s/ Allan B. Rothschild            By: /s/ Allan B. Rothschild
    ---------------------                  ---------------------
    Name: Allan B. Rothschild              Name: Allan B. Rothschild
    Title: Authorized Signatory            Title: Authorized Signatory


NORTHSTAR CAPITAL PARTNERS, LLC        NORTHSTAR CAPITAL HOLDINGS I, LLC

By: /s/ Allan B. Rothschild            By: /s/ Allan B. Rothschild
    ---------------------                  ---------------------
    Name: Allan B. Rothschild              Name: Allan B. Rothschild
    Title: Authorized Signatory            Title: Authorized Signatory

   /s/ W. Edward Scheetz                   /s/ David Hamamoto
   ------------------------                ------------------------
   W. EDWARD SCHEETZ                       DAVID HAMAMOTO



         [Signature Page for Integrated Resources High Equity Partners,
                  Series 85, Schedule 14D-1, Amendment No. 4]

                                  EXHIBIT INDEX

Exhibit
Number                              Description
-------                             -----------

(a)(5)               Supplement to Offer to Purchase dated May 22,
                     1998.

(a)(6) Amendment No. 1, dated May 20, 1998 to Agreement dated March 6, 1998, among the Purchasers, AREH and Presidio.

(a)(7) Assignment of Partnership Interest, as amended through May 22, 1998.

(a)(8) Cover Letter dated May ___, 1998 from Olympia Investors, L.P. to the holders of the Units.

(a)(9)               Power of Attorney dated May 20, 1998 from Carl C.
                     Icahn to Theodore Altman.